FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of November 6, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do, 443-766, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated November 5, 2007 regarding Pixelplus’ unleashing of its PO6030 VGA ‘System-on-a-Chip’ image sensor based on PlusPixel2™ technology

Exhibit 99.1

Pixelplus Unleashes Its PO6030 VGA ‘System-On-A-Chip’ Image Sensor Based on PlusPixel2™ Technology

Press Release

SEOUL, South Korea, November 5, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that it introduced samples of its PO6030 VGA ‘System-on-a-Chip’ (“SoC”) image sensors through the Company’s foundry partner in Taiwan. Based on the Company’s PlusPixel2™ technology in 0.13 micron CMOS process, the PO6030 integrates advanced ISP algorithms and refined 3.6 micron pixel array in a 1/6.2 inch optical format, and delivers enhanced and sharper image quality in low light conditions.

Compared to the Company’s earlier generation VGAs, the PO6030’s smaller, more efficient, and ultra-compact chip-size and cutting-edge pixel design and architecture enable this product to display reduced noise and distortion, greater color uniformity and consistency, and improved dynamic range and optical performance. With a two-wire serial interface, the PO6030 can be easily programmed to control operating modes with respect to exposure time, frame rate, window size, scaling, sub-sampling, and color matrix to produce high quality images in any operating environment.

“Once again, this milestone shows that our fabless operations and design expertise and experience are optimally tailored to address growing market demands for the VGA SoC image sensor,” said Dr. S.K. Lee, CEO of Pixelplus. “Our PO6030 represents an integral part of our new and diverse product portfolio based on PlusPixel2™ technology, and we continue to work vigorously to acquire new design wins from world leading module makers and mobile phone companies with our PO6030 and new line of third generation SoC image sensors. We are very excited about the steady momentum we have gained in recent weeks, and we are confident that our ongoing development of cutting-edge SoC products and implementation of target marketing strategies will enable us to penetrate new mobile and non-mobile applications business, expand our international customer base, and improve our profitability and performance moving forward.”

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus’ securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu

Suwon-si, Gyeonggi-do, 443-766

Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Emilia Whitbread at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Tokyo – Jason Wagers at +81 (0) 3 3221 9513

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

November 6, 2007